GS Financial Products U.S., L.P.

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges


                                        Fiscal Years Ended
                        -----------------------------------------------------
                        Nov. 25, 1994      Nov. 24, 1995      Nov. 29, 1996
                        --------------   -----------------  -----------------
                                 (Unaudited U.S. Dollars in thousands)

Earnings:
Income from continuing
operations before income
taxes                           10,199             12,583              14,514
 Add: Fixed charges                 27                500               3,643
                                ------             ------              ------
 Earnings as adjusted           10,226             13,083              18,157

Fixed charges:
 Interest expense                   27                471               3,627
 Debt amortization expense           0                 29                  16
 Interest portion of rent
 expense                             0                  0                   0
                                ------             ------              ------
Total fixed charges                 27                500               3,643

Ratio of earnings to fixed
 charges                           378(1)              26                   5

For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.


Note (1): The Company does not consider this ratio to be meaningful since it is based on $5,000,000 in principal amount of the Company's Series A Medium-Term Notes outstanding only 42 days during fiscal 1994.